Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
16 November 2007
Sterlite Industries (India) Limited — Coal block allocation
Mumbai, 16 November 2007: Sterlite Industries (India) Limited (the “Company”) announces that its subsidiary Sterlite Energy Limited (“Sterlite Energy”) has been jointly allocated with five other companies, the captive coal blocks of Rampia and Dip Side of Rampia in Orissa by the Ministry of Coal (“MOC”). Sterlite Energy will get 112 million tonnes of coal as its proportionate share from these coal blocks.
Company’s subsidiary Bharat Aluminium Company Limited (“BALCO”) has also been exclusively allocated the Durgapur-II /Taraimar coal block in Chhattisgarh which has reserves of 211 million tonnes of coal.
We have posted an update of our strategy for Sterlite Energy to our corporate website www.sterlite-industries.com
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Associate Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
 Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company recently entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.

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Disclaimer
This press release contains statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Sterlite Industries believes that the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. These statements may involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties are more fully described in the section entitled “Risk Factors” in our registration statement on Form F-1 and in other reports and periodic filings made from time to time with the Securities and Exchange Commission. These filings are available at www.sec.gov. Sterlite Industries may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. Sterlite Industries does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of Sterlite Industries, whether as a result of new information, future events or otherwise.